Siemens Aktiengesellschaft
Wittelsbacherplatz 2 80333 Munich Federal Republic of Germany

November 27, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Siemens Aktiengesellschaft has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 27, 2013.

Respectfully submitted,

Siemens Aktiengesellschaft

/s/ Dr. Andreas C. Hoffmann
Dr. Andreas C. Hoffmann
General Counsel
Corporate & Finance